

[corrected date]
September 24, 2010

Alan W. Dakey
President and Chief Executive Officer
Peoples Financial Services Corp.
82 Franklin Avenue
Hallstead, Pennsylvania 18822

Re: Peoples Financial Services Corp.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No. 0-23863

Dear Mr. Dakey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 22

1.   In future filings, please consider including an executive summary of the company's financial condition and results of operations to provide context for the remainder of your discussion. We refer you to Exchange Act Release 34-48960.

Directors, Executive Officers and Corporate Governance, page 93

Election of Directors, page 10 of Definitive Proxy Statement on Schedule 14A

2.   In future filings, please revise the descriptions of each director's or nominee's business experience to discuss his or her "experience, qualifications, attributes or skills that led to

the conclusion that the person should serve as a director for the registrant…in light of the registrant's business and structure." Refer to Item 401(e) of Regulation S-K.

Compensation Discussion and Analysis, page 11 of Definitive Proxy Statement on Schedule 14A

3.   On page 12 you state that you compensated your Named Executive Officers with a combination of base salary, bonus, and equity compensation. However, the summary compensation table on page 16 does not reflect the granting of any bonus, stock awards or option awards. Please tell us how you reconcile these two disclosures and how you arrived at the actual decisions regarding the compensation for your NEOs for the fiscal year, including the actual targets or goals for achievement by the NEOs and the extent to which those goals were met. Provide this disclosure in future filings, so that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance. If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Furthermore, to the extent that you believe that the competitive harm caused by disclosure of any particular performance target would be different than another, please discuss those targets separately in your analysis. We refer you also to the discussion of "Benchmarks" in the "Staff Observations" in the Compliance and Disclosure Interpretations relating to the review of executive compensation disclosure available on our website at www.sec.gov.

4.   On page 14 you state that the Compensation Committee evaluates recommendations made by the CEO regarding executive compensation. Please tell us, and revise your disclosure in future filings to state, whether the CEO makes recommendations regarding his own compensation.

5.   In future filings, please revise the discussion under the subheading "Material Difference in Compensation" to clarify that it refers to compensation for both executive and non-executive officers. Refer to Item 402(s) of Regulation S-K.

Certain Relationships and Related Transactions, page 93

6.   We note the disclosure on page 18 of the definitive proxy statement on Schedule 14A that loans to insiders were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

<u>Signatures, page 95</u>

7.   In future filings, please identify the principal executive officer and principal financial officer. Refer to section D(2)(a) of the General Instruction to Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
- the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3418 with any other questions.

                                        Sincerely,

                                        /s/ William Friar

                                        William Friar
                                        Senior Financial Analyst